[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 0 2015
WASH. D.C.
201

15025946

SECURITIES
Washington, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2014 (MM/DD/YY) AND ENDING January 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. Sherwold Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest	California	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Sherwold — 949 470-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. Sherwold Associates, Inc., as of January 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 23RD day of MARCH, 2015 by GARY W. SHERWOLD proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

THOMAS P. FLYNN II
COMM. # 2090558
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 16, 2018

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
G.W. Sherwold Associates, Inc.

We have audited the accompanying statement of financial condition of G.W. Sherwold Associates, Inc. as of January 31, 2015, and the related statement of income changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of G.W. Sherwold Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. Sherwold Associates, Inc. as of January 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of G.W. Sherwold Associates, Inc.'s financial statements. The supplemental information is the responsibility of G.W. Sherwold Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 15, 2015

[illegible] Corbin Avenue, Suite 170, Northridge, California [illegible]
phone [illegible] fax [illegible] web www.baicpa.com
Los Angeles New York Oakland

G. W. Sherwold Associates, Inc.
Statement of Financial Condition
January 31, 2015

Assets

Cash	$	314,031
Receivable from related party		48,100
Property and equipment, net		142,445
Total assets	$	504,576

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	60,561
Pension payable		92,500
Payroll taxes payable		679
Total liabilities		153,740

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 1,010 shares issued and outstanding		1,010
Additional paid-in capital		9,552
Retained earnings		340,274
Total stockholder's equity		350,836
Total liabilities and stockholder's equity	$	504,576

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Income
For the Year Ended January 31, 2015

Revenues	
Commissions	$ 1,882,579
Other income	50
Total revenues	1,882,629
Expenses	
Employee compensation and benefits	1,037,252
Administrative fees	158,022
Occupancy and equipment rental	390,400
Professional fees	32,105
Other operating expenses	217,723
Total expenses	1,835,502
Net income (loss) before income tax provision	47,127
Income tax provision	25,716
Net income (loss)	$ 21,411

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 31, 2014	$ 1,010	$ 9,552	$ 318,863	$ 329,425
Net income (loss)	-	-	21,411	21,411
Balance at January 31, 2015	$ 1,010	$ 9,552	$ 340,274	$ 350,836

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Cash Flows
For the Year Ended January 31, 2015

Cash flow from operating activities:			
Net income (loss)			$ 21,411
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation expense		33,691	
(Increase) decrease in assets:			
Accounts receivable		675	
Receivable from related party		6,200	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		2,548	
Pension payable		1,000	
Payroll taxes payable		(42)	
Total adjustments			44,072
Net cash provided by (used in) operating activities			65,483
Cash flow from investing activities:			-
Net cash provided by (used in) in investing activities			-
Net cash provided by (used in) financing activities			-
Net increase (decrease) in cash			65,483
Cash at beginning of year			248,548
Cash at end of year			$ 314,031
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	-	
Income taxes	$	25,716	

The accompanying notes are an integral part of these financial statements.

G.W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

G.W. Sherwold Associates, Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of variable life annuities and mutual funds. The Company conducts all of its activities with customers located in Southern California.

The Company is affiliated through common ownership with Associated Suites, Ltd. ("Associated").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company introduced all of its securities transactions on a "subscription way basis", whereby all customers' securities applications and checks are submitted directly to the mutual fund company or variable annuity provider. As of January 31, 2015, there were no accounts receivable from mutual fund and variable annuity providers.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising and marketing costs are expensed as incurred. For the year ended January 31, 2015, the Company included $946 of advertising and marketing costs in other operating expenses.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

G.W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2015

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Leasehold improvements	$	194,819	6
Computers		94,168	4
Furniture & equipment		169,230	6
Total cost of property and equipment		458,217	
Less: accumulated depreciation		(315,772)	
Property and equipment, net	$	142,445	

Depreciation expense for the year ended January 31, 2015 was $33,691.

Note 3: INCOME TAXES

The provision for income tax expense is composed of the following:

		Current		Deferred		Total
Federal	$	16,866	$	-	$	16,866
State		8,850		-		8,850
Total income tax expense (benefit)	$	25,716	$	-	$	25,716

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of January 31, 2015, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan does not provide for matching contributions from the employer, but the employer may make an annual discretionary contribution to the Plan. For the year ended January 31, 2015, the Company recognized a contributions expense of $92,500 under this plan.

Note 5: RELATED PARTY TRANSACTIONS

In December of 2006, the Company entered into a service agreement with Associated for certain business management services for the Company. During the year ended January 31, 2010, the Company also entered into an expense sharing agreement whereby the Company reimburses Associated for certain administrative services. Under these agreements, for the year ended January 31, 2015, the Company paid $158,022 for administrative fees which is reflected on the Statement of Income.

The Company also has a month-to-month office lease agreement with Associated. Total occupancy expense for the year ended January 31, 2015, was $390,400.

For the year ended January 31, 2015, a total of $48,100 is owed by the Company's sole shareholder and is included in receivables from related party on the Statement of Financial Condition. This amount is non interest bearing, uncollateralized and due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into two lease agreements for office equipment under a sixty month, non-cancellable lease commencing in September of 2011. One lease allows for an early buy-out after 60 months (5 years) at a cost of $1.

At January 31, 2015, the minimum annual payments are as follows:

Year Ending January 31,	
2017	4,913
2018 & thereafter	2,866
	$ 7,779

During the year ended January 31, 2015, the Company paid $6,383 for leased equipment under these agreements.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending January 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013).	After 12/15/13

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014)	After 12/15/17
2014-15	Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014)	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2015, the Company had net capital of $160,291 which was $150,037 in excess of its required net capital of $10,254; and the Company's ratio of aggregate indebtedness ($153,740) to net capital was 0.96 to 1, which is less than the 15 to 1 maximum allowed.

G.W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2015

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $92,487 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 252,778
Adjustments:		
Retained earnings	$ (126,178)	
Non-allowable assets	33,691	
Total adjustments		(92,487)
Net capital per audited statements		$ 160,291

G. W. Sherwold Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of January 31, 2015

Computation of net capital				
Common Stock	$	1,010		
Additional paid-in capital		9,552		
Retained earnings		340,274		
Total Stockholder's equity			$	350,836
Add: Additions to capital				
Deferred tax liabilities		-		
Total deferred tax liabilities				-
				350,836
Less: Non-allowable assets				
Receivable from related party		(48,100)		
Property and equipment, net		(142,445)		
Total non-allowable assets				(190,545)
Net capital				160,291
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	10,254		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(10,254)
Excess net capital			$	150,037
Ratio of aggregate idebtedness to net capital		0.96 : 1		

There was a difference of $92,487 between the net capital computation shown here and net capital computation shown on the Company's unaudited Form X-17A-5 report dated January 31, 2015.

See independent auditor's report

G.W. Sherwold Associates, Inc.
Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of January 31, 2015

A computation of reserve requirements is not applicable to G.W. Sherwold Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

G.W. Sherwold Associates, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of January 31, 2015

Information relating to possession or control requirements is not applicable to G.W. Sherwold Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

G.W. Sherwold Associates, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period from June 1, 2014 to January 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) G.W. Sherwold Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which G.W. Sherwold Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) G.W. Sherwold Associates, Inc. stated that G.W. Sherwold Associates, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to January 31, 2015 without exception. G.W. Sherwold Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.W. Sherwold Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 15, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

WE FOCUS & CARE

G. W. Sherwold Associates, Inc.™
A Registered Investment Advisory Firm
Estate & Financial Planning

Assertions Regarding Exemption Provisions

We, as members of management of G.W. Sherwold Associates, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period June 1, 2014 through January 31, 2015.

G.W. Sherwold Associates, Inc.

By: [signature]

Gary W. Sherwold, President

January 31, 2015

G.W Sherwold Associates, Inc. Report on the

SIPC Annual Assessment Pursuant to

Rule 17a-5 (e) 4

For the Period Ended January 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
G.W. Sherwold Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2015, which were agreed to by G.W. Sherwold Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating G.W. Sherwold Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G.W. Sherwold Associates, Inc.'s management is responsible for G.W. Sherwold Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended January 31, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended January 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by G.W. Sherwold Associates, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

[illegible] Corbin Avenue, Suite [illegible], Northridge, California [illegible]
[illegible]
[illegible]

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 15, 2015

G.W. Sherwold Associates, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2015

		Amount
Total assessment	$	2,097
SIPC-6 general assessment Payment made on August 14, 2014		(890)
SIPC-7 general assessment Payment made on February 12, 2015		(1,207)
Total assessment balance (overpayment carried forward)	$	0